Filed by NTL Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(j)
of the Securities and Exchange Act of 1934

Subject Company: NTL Incorporated
Commission File No.: 000-22616

Text for announcement day e-mail to ntl leaders

Announcement day email to ntl leaders

E-mail header: ntl and Telewest have agreed a framework to combine both businesses – supporting materials for senior leaders

Dear all,

A few minutes after sending this e-mail to you, I shall be e-mailing all associates to share the important news that ntl and Telewest have today agreed a framework to combine the two businesses. The combined company will offer broadband, TV and telephony services to over 12.5 million homes and provide consistent products and services for business and wholesale customers across the UK.

Jim Mooney and I will remain Chairman and CEO respectively of the combined company and Cob Stenham, currently Chairman of Telewest, will become deputy Chairman. Other appointments will be announced in due course. Clearly this will only come into effect once the deal closes and, until then, the existing structures in both companies remain.

Communicating with your teams

The purpose of this e-mail is to give you all the supporting materials you need to make sure your teams understand what has been announced and can answer questions from customers.

Today’s announcement is a historic development for the UK cable industry and an excellent opportunity for both businesses. However, we all know that associates may feel unsettled by the potential implications.

The reality is that, for now, it’s business as usual and there is no change for anyone. We have probably several months of work ahead to satisfy various legal, regulatory and other conditions before the deal can be closed. In the meantime, it’s important that we maintain our focus on performance and we all have an important leadership role to ensure this happens.

Attached to this e-mail are the following supporting materials for you to use as appropriate:

  A short presentation
  An A4 summary of the key points
  Questions and answers for associates **
  Questions and answers to help associates deal with queries from customers **
  Approved text for an SMS message. This includes the telephone number for a voice mail message giving the key facts about the announcement. This is aimed at associates working off-site. We only have a limited number of lines available on the voice mail, so please only give the telephone number out to those people without access to other forms of communication.
** these will also be published on the intranet

Please do not write any additional material about today’s announcement yourself, or attempt to answer questions that are not covered in the Q&A document. It is important that any materials or answers to questions are subject to the correct legal review and sign-off.

Finally

I’m sure you will agree this is a unique opportunity for both companies and I look forward to talking to you about it next week. For today, let’s focus on making sure our associates see it as equally positive news but understand that, in the short term at least, there is no change for them or for our customers.

Regards

Simon

As you know, both ntl Incorporated (“ntl”) and Telewest Global, Inc. (“Telewest”) are U.S. companies with securities listed on Nasdaq. As such, United States securities laws require us to include the following additional notices in these materials:

Additional Information and Where to Find it

This information may be deemed to be solicitation material in respect of the proposed merger of Ntl Incorporated (“Ntl”) and Telewest Global, Inc. (“Telewest”). In connection with the proposed merger, Ntl and Telewest will file a joint proxy statement / prospectus with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS OF Ntl AND TELEWEST ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement / prospectus will be mailed to stockholders of Ntl and Telewest. Investors and security holders may obtain a free copy of the joint proxy statement / prospectus, when it becomes available, and other documents filed by Ntl and Telewest with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, when it becomes available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of Ntl’s filings may be obtained by directing a request to Ntl Incorporated, 909 Third Avenue, Suite 2863, New York, New York 10022, Attention: Investor Relations. Free copies of Telewest’s filings may be obtained by directing a request to Telewest Global, Inc., 160 Great Portland Street, London W1W 5QA, United Kingdom, Attention: Investor Relations. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, not shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Ntl, Telewest and their respective directors, executive officers and other members of their management and employees may be deemed to be soliciting proxies from their respective stockholders in favour of the merger. Information regarding Ntl’s directors and executive officers is available in Ntl’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 5, 2005. Information regarding Telewest’s directors and executive officers is available in Telewest’s proxy statement for its 2005 annual meeting of stockholders, while was filed with the SEC on April 11, 2005. Additional information regarding the interests of such potential participants will be included in the joint proxy statement / prospectus and the other relevant documents filed with the SEC when they become available.

Forward Looking Statements

This information may contain certain statements regarding the proposed transaction between Ntl and Telewest, benefits and synergies of the transaction, future opportunities for the combined company and products and other statements regarding Telewest’s or Ntl’s future expectations, beliefs, goals or prospects. Such statements constitute forward-looking statements as that term is defined in the U.S. Private Securities Litigation Reform Act of 1995. When used in this document, the words “believe”, “anticipate”, “should”, “intend”, “plan”, “will”, “expects”, “estimates”, “projects”, “positioned”, “strategy”, and similar expressions or statements that are not historical facts, in each case as they relate to Ntl and Telewest, the management of either such company or the proposed transaction, are intended to identify those expressions or statements as forward-looking statements. In addition to the risks and uncertainties noted in this document, there are certain factors, risks and uncertainties that could cause actual results to differ materially from those anticipated by some of the statements made, many of which are beyond the control of Ntl and Telewest. These include: (1) the failure to obtain and retain expected synergies from the proposed transaction, (2) rates of success in executing, managing and integrating key acquisitions, including the proposed acquisition, (3) the ability to achieve business plans for the combined company, (4) the ability to manage and maintain key customer relationships, (5) delays in obtaining, or adverse conditions contained in, any regulatory or third-party approvals in connection with the proposed acquisition, (6) availability and cost of capital, (7) the ability to manage regulatory, tax and legal matters, and to resolve pending matters within current estimates, (8) other similar factors, and (9) the risk factors summarized and explained in our Form 10-K. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.